3100 Zinfandel Drive, Suite 450, Rancho Cordova, CA 95670   ½ Tel    (916) 851-0123    ½ Fax    (916) 851-0125

December 30, 2010

Jessica Livingston Senior Attorney Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	American River Bankshares
Comment Letter Dated December 21, 2010 relating to Form 10-K for FYE 12/31/09; Def 14A filed 4/9/10; and Form 10-Q for period ended 9/30/10

Dear Ms. Livingston:

We have reviewed your comments sent by letter dated December 21, 2010 to David T. Taber, President and Chief Executive Officer, regarding our Form 10-K for the fiscal year ended December 31, 2009, Definitive Proxy Statement filed with the Commission on April 9, 2010 and Form 10-Q for the quarterly period ended September 30, 2010.  Mr. Taber asked me to provide the responses to your comments.  Set forth below are our responses to your comments.

Comment #1.  Risk factors related to our net income, earnings per share, return on average equity and return on average assets:  In our Form 10-K for the fiscal year ended December 31, 2010, and as applicable in future filings, we will include a separate risk factor addressing the risks associated with any significant declines in each of the above profitability measures and any other significant declines that may arise.

Proposed language in our future filings

•	Difficult market conditions have adversely affected our business.

Dramatic declines have occurred in the housing market over the past twenty-four months resulting in falling home prices and increasing foreclosures.  These circumstances along with unemployment and under-employment have negatively impacted the credit performance of our loan portfolio and resulted in significant write-downs of asset values.  These asset write-downs have had a significant impact on the Company’s financial results and ratios, including our net income, earnings per share, return on average equity and return on average assets.  Our net income decreased from $7,751,000 in 2008 to $1,586,000 in 2009; our earnings per share dropped from $1.30 per share in 2008 to $0.26 per share in 2009; our return on average equity dropped from 12.39% in 2008 to 2.44% in 2009; and our return on average assets dropped from 1.32% in 2008 to 0.28% in 2009.  The decrease in the financial results and ratios could put downward pressure on our stock price.  A significant decline in our stock price could result in substantial losses for individual shareholders.

Jessica Livingston
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
December 30, 2010

Comment #2.  Reference to the words “assurance” and “assure” in our risk factors:  In our Form 10-K for the fiscal year ended December 31, 2010, and any other applicable future filings, we will avoid reference to “assurance” and “assure” in our risk factors and focus solely on how the particular risk could impact an investment in our securities.  We have identified the following sentences from our risk factors that contained the words “assure” or “assurance” and plan to revise as follows in future filings.

•	Worsening economic conditions could adversely affect our business.

As filed:

There is no assurance that such conditions will improve or be resolved in the foreseeable future.

Planned change:

Conditions may not improve or be resolved in the foreseeable future.

As filed:

We can provide no assurance that economic conditions in the United States in general and in the State of California and within our operating markets will not further deteriorate or that such deterioration will not materially and adversely affect us.

Planned change:

The economic conditions in the United States in general and in the State of California and within our operating markets may further deteriorate and such deterioration may materially and adversely affect us.

•	Non-performing assets take significant time to resolve and adversely affect our results of operations and financial condition.

As filed:

There can be no assurance that we will not experience future increases in non-performing assets or that the disposition of such non-performing assets will not adversely affect our profitability.

Planned change:

We may experience increases in non-performing assets and the disposition of such non-performing assets may adversely affect our profitability.

Jessica Livingston
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
December 30, 2010

•	We have a concentration risk in real estate related loans.

As filed:

If we are forced to foreclose on a project prior to or at completion due to a default, there can be no assurance that we will be able to recover all of the unpaid balance of, and accrued interest on, the loan, as well as related foreclosure and holding costs.

Planned change:

If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan, as well as related foreclosure and holding costs.

•	Our allowance for loan and lease losses may not be adequate to cover actual losses.

As filed:

However, we cannot assure you that the Bank will not have to further increase the allowance for loan and lease losses as a result of the effects of continued deterioration of economic conditions nationally, in the operating markets in which the Bank conducts business and, specifically, within the Bank’s loan and lease portfolio or that regulatory agencies or changes in regulation or accounting methodologies will not require an increase to this allowance.

Planned change:

The Bank may have to further increase the allowance for loan and lease losses as a result of the effects of continued deterioration of economic conditions nationally, in the operating markets in which the Bank conducts business and, specifically, within the Bank’s loan and lease portfolio, and regulatory agencies or changes in regulation or accounting methodologies may require an increase to this allowance.

•	We are subject to extensive regulation, which could adversely affect our business.

As filed:

There can be no assurance that these laws, rules and regulations will not be modified, or that any other new laws, rules or regulations, will not be adopted in the future, which could make compliance much more difficult or expensive, or restrict our ability to originate, broker or sell loans, reduce service charge income on deposits, or further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by the Bank.

Planned change:

These laws, rules and regulations may be modified, or other new laws, rules or regulations, may be adopted in the future, which could make compliance much more difficult or expensive, or restrict our ability to originate, broker or sell loans, reduce service charge income on deposits, or further limit or restrict the amount of commissions, or interest or other charges earned on loans originated or sold by the Bank.

Jessica Livingston
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
December 30, 2010

•	Our business is subject to interest rate risk, and variations in interest rates may negatively affect our financial performance.

As filed:

We cannot assure you that we can minimize our interest rate risk.

Planned change:

We may be unable to minimize our interest rate risk.

•	Our controls over financial reporting and related governance procedures may fail or be circumvented.

As filed:

Any system of controls and procedures, however well designed and operated, is based in part on certain assumptions and provides only reasonable, not absolute, assurances that the objectives of the system are met.

Planned change:

Any system of controls and procedures, however well designed and operated, is based in part on certain assumptions and provides only reasonable, not absolute, certainly that the objectives of the system will be met.

•	We may not be successful in raising additional capital needed in the future.

As filed:

If additional capital is needed in the future as a result of losses, our business strategy or regulatory requirements, there is no assurance that our efforts to raise such additional capital will be successful or that shares sold in the future will be sold at prices or on terms equal to or better than the current market price.

Planned change:

If additional capital is needed in the future as a result of losses, our business strategy or regulatory requirements, our efforts to raise such additional capital may be unsuccessful or shares sold in the future may be sold at prices or on terms that are not equal to or better than the current market price.

•	The effects of changes to FDIC insurance coverage limits are uncertain and increased premiums may adversely affect us.

As filed:

Depending on any future losses that the FDIC insurance fund may suffer due to failed institutions, there can be no assurance that there will not be additional significant premium increases in order to replenish the fund.

Planned change:

Depending on any future losses that the FDIC insurance fund may suffer due to failed institutions, there may be additional significant premium increases in order to replenish the fund.

Jessica Livingston
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
December 30, 2010

•	In the future we may be required to recognize impairment with respect to investment securities, including the FHLB stock we hold.

As filed:

There can be no assurance, however, that future evaluations of the securities portfolio will not require us to recognize an impairment charge with respect to these and other holdings.  However, there can be no assurance the FHLB’s dividend paying practices will continue.  There can be no assurance, however, that future negative changes to the financial condition of the FHLB may not require us to recognize an impairment charge with respect to such holdings.

Planned change:

Future evaluations of the securities portfolio may require us to recognize an impairment charge with respect to these and other holdings.  The FHLB’s dividend paying practices may not continue.  Future negative changes to the financial condition of the FHLB may require us to recognize an impairment charge with respect to such holdings.

•	If the goodwill we have recorded in connection with our acquisition of Bank of Amador becomes impaired, it could have an adverse impact on our earnings and capital.

As filed:

There can be no assurance that future evaluations of goodwill will not result in findings of impairment and write-downs, which could be material.

Planned change:

Future evaluations of goodwill may result in findings of impairment and write-downs, which could be material.

•	We may be unable or choose not to pay cash dividends in the foreseeable future.

As filed:

There is no assurance that any cash dividends will be paid in the future since they are subject to regulatory restrictions and to evaluation by our Board of Directors of financial factors including, but not limited to, our earnings, financial condition and capital requirements.

Planned change:

Cash dividends may or may not be paid in the future since they are subject to regulatory restrictions and to evaluation by our Board of Directors of financial factors including, but not limited to, our earnings, financial condition and capital requirements.

Jessica Livingston
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
December 30, 2010

Comment #3.  Reference to the increase in the unemployment rate:  In our Form 10-K for the fiscal year ended December 31, 2010, and any other applicable future filings, we will quantify and compare the unemployment rates in our market area to the unemployment rates in the State of California and nationwide as follows.

As filed

Unemployment nationwide and in California has increased significantly through this economic downturn and is anticipated to increase or remain elevated for the foreseeable future.

Planned change:

Unemployment nationwide and in California has increased significantly through this economic downturn and is anticipated to increase or remain elevated for the foreseeable future.  As of December 31, 2009, the unemployment rate nationwide was 10.0% up from 7.4% at December 31, 2008.  As of December 31, 2009, the unemployment rate in California was 12.4% up from 8.7% at December 31, 2008.  The unemployment rate in the Company’s primary markets of Sacramento, Sonoma, and Amador Counties was 12.2%, 10.1% and 12.6% at December 31, 2009, compared to 8.7%, 7.0% and 9.3% at December 31, 2008, respectively.

Comment #4.  Placement of Performance Graph:  The performance graph required by Item 201(e) of Regulation S-K was included on page 5 of our annual report to shareholders which accompanied our proxy statement and other information relating to our annual meeting of security holders.  A copy of page 5 of our annual report to shareholders is attached to this letter for your convenient reference.

Comment #5.  Rule 2-02 of Regulation S-X regarding the city and state where the audit report was issued:  We inadvertently omitted the city and state from our electronic filing of our Form 10-K for the fiscal year ended December 31, 2009.  The manually signed original of the Report of Independent Registered Public Accounting Firm did include the city and state and was included on page 28 of our annual report to shareholders, a copy of which is attached to this letter for your convenient reference.  In our Form 10-K for the fiscal year ended December 31, 2010, and any other applicable future filings, we will include the city and state in the Report.

Comment #6.  Annual Cash Incentives:  In our 2011 Definitive Proxy Statement on Schedule 14A (“Def 14A”), and future Def 14A’s, we will include a separate chart that shows the target incentive performance goals with the results of each metric and provide the annual cash incentive earned, if any, for each named executive officer.

Proposed charts in our future filings

Metric	Result
ROA	Did not meet target
ROTE	Did not meet target
EPS	Did not meet target
Core deposit growth	Met target
Net loan growth	Did not meet target
Loan quality	Did not meet target

Jessica Livingston
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
December 30, 2010

	Target Payout-Taber	Actual Payout-Taber	Target Payout-Derenzo	Actual Payout-Derenzo	Target Payout-Tow	Actual Payout-Tow	Target Payout-Bender	Actual Payout-Bender	Target Payout-Byrne	Actual Payout-Byrne
Metric
ROA	$33,000	$-	$10,873	$-	$10,873	$-	$8,998	$-	$8,355	$-
ROTE	$33,000	$-	$10,873	$-	$10,873	$-	$8,998	$-	$8,355	$-
EPS	$33,000	$-	$10,873	$-	$10,873	$-	$8,998	$-	$8,355	$-
Core deposit growth (1)	$16,500	$-	$5,436	$-	$5,436	$-	$4,499	$-	$4,178	$-
Net loan growth	$16,500	$-	$5,436	$-	$5,436	$-	$4,499	$-	$4,178	$-
Loan quality	$33,000	$-	$10,873	$-	$10,873	$-	$8,998	$-	$8,355	$-

(1) Although the core deposit metric target was met the plan requires a minimum of 70% of the ROA, ROTE and EPS targets to be met before any incentive can be paid out.

Comment #7.  Summary Compensation Table:  In our 2011 Def 14A, and future Def 14A’s, we will include the principal positions of each of the named executive officers in the summary compensation table.  The table below reflects the addition of the principal positions of each of the named executive officers.

Summary Compensation Table

Name and Principal Position		Salary ($) (1)	Incentive ($)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)
David T. Taber, President and Chief Executive Officer	2009 2008 2007	$ 275,834 $ 275,834 $ 267,800	- - -	- - -	$ 5,944 $ 23,874 $ 65,290	$ -0- $ -0- $ 105,406	$ 58,786 $ 68,847 $ 68,584	$ 7,854 $ 14,199 $ 13,062	$ 348,418 $ 382,754 $ 520,142
Mitchell A. Derenzo, Executive Vice President and Chief Financial Officer	2009 2008 2007	$ 155,324 $ 155,324 $ 150,800	- - -	- - -	$ 2,840 $ 11,407 $ 31,193	$ -0- $ -0- $ 34,624	$ 12,408 $ 13,192 $ 12,171	$ 6,213 $ 7,339 $ 7,343	$ 176,785 $ 187,262 $ 236,131
Douglas E. Tow, Executive Vice President and Chief Credit Officer	2009 2008 2007	$ 155,324 $ 155,324 $ 150,800	- - -	- - -	$ 2,840 $ 11,407 $ 31,193	$ -0- $ -0- $ 34,624	$ 24,783 $ 24,969 $ 22,036	$ 6,213 $ 7,598 $ 7,343	$ 189,160 $ 199,298 $ 245,996
Kevin B. Bender, Executive Vice President and Chief Information Officer	2009 2008 2007	$ 128,544 $ 128,544 $ 124,800	- - -	- - -	$ 2,840 $ 11,407 $ 31,193	$ -0- $ -0- $ 28,654	$ 7,610 $ 6,795 $ 6,049	$ 4,499 $ 6,288 $ 6,077	$ 143,493 $ 153,034 $ 196,773
Raymond F. Byrne, President of North Coast Bank, a division of American River Bank	2009 2008 2007	$ 139,256 $ 139,256 $ 135,200	- - -	- - -	$ 2,636 $ 10,587 $ 28,955	$ -0- $ -0- $ 23,281	$ 33,272 $ 31,708 $ 24,446	$ 6,435 $ 7,586 $ 7,829	$ 181,599 $ 189,137 $ 219,711

Jessica Livingston
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
December 30, 2010

Comment #8. Nonaccrual Loans, Past Due and Restructured Loans and Leases:  In our Form 10-K for the fiscal year ended December 31, 2010, and any other applicable future filings, we will enhance our disclosures related to nonaccrual loans, past due, and restructured loans and leases to include additional disclosure regarding:

•	any significant factors contributing to a decline in the coverage ratio of the allowance for loan losses to non-performing and impaired loans;
•	charge-off policies and any significant policy revisions;
•	triggering events or other facts and circumstances that impact our decision to charge-off a portion of a loan or to record a specific or general reserve;
•
how partial charge-offs on non-performing or impaired loans impact the coverage ratio, other credit loss statistics and trends, including quantification of the amount of non-performing and impaired loans that have been reduced by partial charge-offs; and

•
how we measure impairment for any impaired loans that carry no valuation allowance or for which partial charge-offs have not been recognized, including the basis for such measurement in light of any significant deterioration in real estate values in our primary market area.

Proposed language in our future filings

The allowance for loans and leases as a percentage of non-performing loans and leases was 29.9% at September 30, 2010 and 37.7% at December 31, 2009.  The allowance for loans and leases as a percentage of impaired loans and leases was 17.0% at September 30, 2010 and 18.9% at December 31, 2009.  The decreased allowance primarily resulted from loans and leases charged off during 2010.  Of the total non-performing and impaired loans outstanding as of September 30, 2010, there were $15,848,000 in loans that had been reduced by partial charge-offs of $5,639,000.  As these loan balances are charged off the remaining balances, following analysis, normally do not require specific reserves and are not eligible for general reserves.  The impact on credit ratios is such that the Company’s allowance for loan and lease losses as a percentage may be lower, however, the partial charge-offs have reduced the potential future losses related to those credits.

At September 30, 2010, there were $31,270,000 in impaired loans that did not carry a specific reserve.  Of this amount, $18,947,000 were loans that had previous partial charge-offs and $12,323,000 in loans were analyzed and determined not to require a specific reserve or charge-off.  The Company has been operating in a market that has experienced significant decreases in real estate values of commercial, residential, land, and construction properties.  As such, the Company is focused on monitoring collateral values for those loans considered collateral dependent.  The collateral evaluations performed by the Company are updated as necessary, which is generally once every six months, and are reviewed by a qualified credit officer.

The Company’s policy with regard to loans charge-offs continues to be that a loan is charged off against the allowance for loan and lease losses when management believes that the collectability of the principal is unlikely.  Generally, a loan is charged off when estimated losses related to impaired loans and leases are identified.  If the loan is collateralized by real estate the impaired portion will be charged off to the allowance for loan and lease losses unless it in the process of collection, in which case a specific reserve may be warranted.  If the collateral is other than real estate the Company will typically charge off the impaired portion of a loan, unless it in the process of collection, in which case a specific reserve may be warranted.

Jessica Livingston
Senior Attorney
Division of Corporation Finance
Securities and Exchange Commission
December 30, 2010

Comment #9. Troubled Debt Restructured Loans and Leases:  In our Form 10-K for the fiscal year ended December 31, 2010, and any other applicable future filings, we will enhance our disclosures related to restructured loans and leases to include additional disclosure regarding:

•	our accrual policy with regard to returning restructured loans to accrual status including payment requirements; and
•	types of significant concessions, if any, provided to borrowers with regard to restructured loans and discussion of the success with such concessions.

Proposed language in our future filings

As of September 30, 2010, of the forty-six TDRs, there were seventeen extensions totaling $4,617,000, twelve rate reductions totaling $10,964,000, ten term outs totaling $1,818,000, three interest only structure changes totaling $524,000, three changes to amortizing loans totaling $2,074,000 and one forbearance totaling $237,000.  All were performing as agreed except for five rate reductions totaling $4,630,000, four extensions totaling $756,000, one interest only structure change totaling $118,000, one forbearance totaling $237,000 and one term out totaling $21,000.  The Company requires TDRs that are on non-accrual status to make six consecutive payments on the restructured loan or lease prior to returning the loan or lease to accrual status.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings:
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and
•	the Company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please contact me at (916) 231-6723.

Sincerely,

Mitchell A. Derenzo
Executive Vice President
Chief Financial Officer

cc: Glenn T. Dodd, Esq., Dodd Mason George LLP
      Tina Treis, Perry-Smith LLP

Financial Highlights

2009 Annual Report American River Bankshares     5

Report of Independent Registered Public Accounting Firm

The Shareholders and Board of Directors
American River Bankshares

We have audited the accompanying consolidated balance sheet of American River Bankshares and subsidiaries (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American River Bankshares and subsidiaries as of December 31, 2009 and 2008, and the consolidated results of their operations and their consolidated cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Sacramento, California
March 4, 2010